UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	X	File No. 812 - 14153

IndexIQ ETF Trust;	:

IndexIQ Active ETF Trust;
IndexIQ Advisors LLC; and

ALPS Distributors, Inc.	X

Amendment No. 1 to the Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (“Act”), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act, under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act and under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act.

All communications and orders to:

IndexIQ ETF Trust	IndexIQ Advisors LLC
IndexIQ Active ETF Trust	c/o David Fogel
c/o David Fogel	800 Westchester Avenue, Suite N-611
800 Westchester Avenue, Suite N-611	Rye Brook, NY 10573
Rye Brook, NY 10573

With a copy to:

Kathleen H. Moriarty, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Page 1 of 50 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on September 17, 2013

Table of Contents

Page

I.	INTRODUCTION			1
	A.	Summary of Application		1
II.	APPLICANTS			5
	A.	The Trusts		5
	B.	IndexIQ Advisors		5
	C.	The Distributor		6
III.	INVESTMENT STRATEGIES OF THE FUNDS			6
	A.	Index Funds		6
	B.	Active Funds		7
	C.	Funds of Funds		7
		1.	Index Fund of Funds	7
		2.	Active Funds of Funds	8
		3.	Applicants Seek Exemption To Operate Certain Funds As Fund of Funds In Excess Of The Limits Imposed By Section 12(d)(1) of the Act.	8
IV.	APPLICABLE LAW AND LEGAL ANALYSIS FOR RELIEF REQUESTED IN THIS APPLICATION			9
	A.	Section 12(d)(1) Relief		9
		1.	Explanation of Section 12(d)(1)	9
		2.	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)	10
		3.	No Undue Influence	11
		4.	No Excessive Layering of Fees	18
		5.	Structure is not Overly Complex	21
	B.	Section 17(a) Relief		22
		1.	Explanation of Section 17(a)	22

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		2.	Request for an Order of Exemption Pursuant to Sections 17(b) and 6(c)	23
	C.	Rule 12d1-2 Relief		26
		1.	Explanation of Rule 12d1-2	26
		2.	Basis for Rule 12d1-2 Relief	28
V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION			30
	A.	Investments in FOF Portfolio Funds by Funds of Funds		30
VI.	CONCLUSIONS			31
VII.	APPLICANTS’ CONDITIONS			31
VIII.	PROCEDURAL MATTERS			38
IX.	REQUEST FOR ORDER OF EXEMPTION			38
X.	NAMES AND ADDRESSES			39

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I.	INTRODUCTION
A.	Summary of Application

IndexIQ ETF Trust (“Index Trust”), Index IQ Active ETF Trust (“Active Trust”) (each, a “Trust” and collectively, “Trusts”), IndexIQ Advisors LLC (“IndexIQ Advisors”) 1 and ALPS Distributors Inc. (“Distributors”) (collectively, “Applicants”) hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order as described below (“Order”). Applicants ask that the requested order apply not only to any existing series of the Index Trust and the Active Trust but that the order also extend to any future series of the Trusts and any other existing or future registered open-end management investment companies and any series thereof that are part of the same “group of investment companies”, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trusts and are, or may in the future be, advised by IndexIQ Advisors or any other investment adviser controlling, controlled by, or under common control with IndexIQ Advisors (together with the existing series of the Trusts, each series a “Fund,” and collectively, “Funds”).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act (“Funds of Funds Relief”) to the extent necessary to permit:

(1) each Fund of Funds (as defined below, collectively “Funds of Funds”) to acquire shares of registered open-end management investment companies (each, an “Unaffiliated FOF Portfolio Open-End Investment Company”), registered closed-end management investment companies, and “business development companies”, as defined by Section

1 All references herein to the term “IndexIQ Advisors” include any successors in interest to IndexIQ Advisors LLC. Any references herein to the term “Sub-Advisor” (defined below) include any successors in interest to such Sub-Advisor. For purposes of the requested order, a “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. Financial Development HoldCo LLC is the parent company of IndexIQ Advisors.

2(a)(48) of the Act (each, a “BDC”)2 (each registered closed-end management investment company and each BDC, an “Unaffiliated FOF Portfolio Closed-End Investment Company” and, together with the Unaffiliated FOF Portfolio Open-End Investment Companies, “Unaffiliated FOF Portfolio Investment Companies”), exchange-traded funds registered under the Act (collectively, “Unaffiliated FOF Portfolio ETFs”) and registered unit investment trusts (“UITs”) (collectively, “Unaffiliated FOF Portfolio UITs” and together with the Unaffiliated Investment Companies and the Unaffiliated FOF Portfolio ETFs, “Unaffiliated FOF Portfolio Funds”), in each case, that are not in the same “group of investment companies” (for purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services) as the Funds of Funds;

(2) Unaffiliated FOF Portfolio Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”) (“Broker”) to sell shares of such Unaffiliated FOF Portfolio Funds to the Funds of Funds;

(3) Funds of Funds to acquire shares of registered open-end management investment companies, (each an “Affiliated FOF Portfolio Open-End Investment Company”),

2 While BDCs are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in BDCs present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of BDCs, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, BDCs are registered under the 1934 Act and their shares are registered under the Securities Act of 1933 (“1933 Act”), and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in BDCs and investments in registered closed-end investment companies.

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registered closed-end management investment companies and BDCs (each an “Affiliated FOF Portfolio Closed-End Investment Company”, and, together with the Affiliated FOF Portfolio Open-End Investment Companies, “Affiliated FOF Portfolio Investment Companies”, exchange traded funds registered under the Act (each, an “Affiliated FOF Portfolio ETF” and registered UITs, collectively, “Affiliated FOF Portfolio UITs3” (if any), in the same group of investment companies as the Funds of Funds (collectively, “ Affiliated FOF Portfolio Funds”)4; and

(4) Affiliated FOF Portfolio Funds, their principal underwriters and any Broker to sell shares of the Affiliated FOF Portfolio Funds to the Funds of Funds.

Applicants note that the Funds of Funds Relief requested in this Application differs from many existing precedents granting exemptive relief from the limitations of Section 12(d)(1) of the Act to management investment companies only in that the Applicants request an order that would allow the Funds of Funds to invest in closed-end investment companies and BDCs in addition to open-end investment companies and UITs.

Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in clauses (1) through (4) above from Section 17(a) of the Act (“Section 17(a) Relief”) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Unaffiliated FOF Portfolio Funds and

3 Unaffiliated FOF Portfolio UITs and Affiliated FOF Portfolio UITs are collectively referred to herein as “FOF Portfolio UITs”.

4 A Fund of Funds may invest in Unaffiliated FOF Portfolio Funds and/or Affiliated FOF Portfolio Funds. In addition, certain of the Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in a FOF Portfolio Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12 herein, a Fund of Funds may not invest in an FOF Portfolio Fund that operates as a feeder fund unless the feeder fund is part of the same group of investment companies, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated FOF Portfolio Fund that operates as a feeder fund and the corresponding master fund is not within the same group of investment companies, as the Fund of Funds and Affiliated FOF Portfolio Fund, the master fund would be an Unaffiliated FOF Portfolio Fund for purposes of this Application and its conditions.

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Affiliated FOF Portfolio Funds (collectively, “FOF Portfolio Funds”) to permit sales and redemptions by the FOF Portfolio Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the FOF Portfolio Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as ETFs.

Applicants further request that the Commission issue an order under Section 6(c) of the Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act (“Section 12(d)(1)(G) Fund of Funds”) and that otherwise complies with Rule 12d1-2(a) under the Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and limitations, in other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”) (“Rule 12d1-2 Relief”)6. Funds of Funds Relief, Section 17(a) Relief and Rule 12d1-2 Relief are collectively referred to herein as “Requested Relief”.

All existing entities that intend to rely on the order as requested in this Section I.A. of the Application (“Order”) have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application and the Order5.

5 In no case will a Fund of Funds rely on the exemption from Section 12(d)(1) granted to the Index Trust In the Matter of IndexIQ ETF Trust, et al, Investment Company Act Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order) (together, “Prior Index Trust Order”) or the exemption from Section 12(d)(1) granted to the Active Trust in Investment Company Act Release Nos. 30130 (July 9, 2012) ( notice) and 30161 (August 3, 2012 ) (order) (“Prior Active Trust Order” and, together with the Prior Index Trust Order, “Prior Trust Orders”).

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II.	APPLICANTS
A.	The Trusts

The Index Trust and the Active Trust is each organized under the laws of Delaware as a statutory trust and is registered with the Commission as an open-end management investment company under the Act with multiple series. Each Trust offers and sells its shares pursuant to a registration statement on Form N-1A filed with the Commission under the 1933 Act and the Act (“Registration Statement”), and any future Trust will be so registered. Each of the current Funds relies, and any future Funds will rely, on the exemptive relief granted in the relevant Prior Trust Order to operate as an ETF. Each Fund will pursue distinct investment objectives and strategies, will hold securities and may hold other instruments as well, pursuant to the terms of the applicable Prior Trust Order.

B.	IndexIQ Advisors

IndexIQ Advisors is organized as a limited liability company established in Delaware with its principal office currently located at 800 Westchester Avenue, Suite N-611, Rye Brook, 10573 and is registered as an “investment adviser” under Section 203 of the Advisers Act. As stated in the Prior Orders, IndexIQ Advisors or an entity controlling, controlled by or under common control with IndexIQ Advisors serves, or will serve, as the investment adviser for each of the Trusts’ Funds including any future Funds. The Advisor, subject to the oversight and authority of the Board of Trustees of the Trust (“Board”) 6, will develop the overall investment program for each Fund. The Advisor may enter into sub-advisory agreements with one or more additional investment advisors to act as “Sub-Advisors” with respect to particular Funds (each, a “Sub-Advisor” and collectively, the “Sub-Advisors”). Any Sub-Advisor for the Funds will be

6 The term “Board”, as used in this Application, (i) also includes any board of directors or trustees of a Future Fund, if different, and (ii) refers to the board of directors or trustees, as applicable, of the specified entity.

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registered or not subject to registration under the Advisers Act and will serve as the portfolio manager for each such Fund. Under the Advisor's supervision, each Sub-Advisor will manage the investment and reinvestment of each Fund's assets in accordance with the Fund's investment objective. The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract.

C.	The Distributor

ALPS Distributors, Inc. (“ALPS”) serves as the principal underwriter and distributor for the existing Funds. ALPS, or another entity will serve as the principal underwriter and distributor for each of the future Funds (each such other entity a “Future Distributor”). ALPS is , and each Future Distributor will be, registered as a broker-dealer under the Exchange Act (“Broker”), and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). The Distributor and any Future Distributor will distribute Shares on an agency basis. None of the Trust, the Funds, the Advisor or ALPS is an affiliate of an Exchange. The Distributor is not affiliated with the Advisor or any Sub-Advisor. A Future Distributor may be an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the Act. The Distributor will comply with the terms and conditions of this Application. The Applicants request that the order requested herein apply to any Future Distributor that complies with the terms and conditions of this Application.

III.	INVESTMENT STRATEGIES OF THE FUNDS
A.	Index Funds

Each Fund of the Index Trust (“Index Fund”) is, or will be, structured as an ETF that seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of a stated underlying index (each, an “Underlying Index”) and will hold certain securities selected to correspond generally to the performance of its Underlying Index.

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B.	Active Funds

Each Fund of the Active Trust (“Active Fund”) is, or will be, structured as an ETF with an “actively managed” portfolio of securities and other instruments selected to achieve such Fund’s objectives and implement its strategies, and therefore will not seek to replicate the performance of an Underlying Index.

C.	Funds of Funds

Certain Index Funds and Active Funds are, or will be, structured as “Funds of Funds” as they invest a portion or all of their assets in the securities of investment companies to achieve their respective objectives and implement their strategies.

1.	Index Fund of Funds

Currently, all Funds of Funds offered are Index Funds (“Index Fund of Funds”), each of which is based on a stated Underlying Index comprised of component securities, at least some of which are the shares of one or more investment companies (each, an “Underlying FOF Index”) that are Unaffiliated FOF Portfolio Funds. In the future, certain Index Fund of Funds may be based on an Underlying FOF Index comprised in whole or in part of the shares of Unaffiliated FOF Portfolio Funds, while other Index Funds of Funds may be based upon an Underlying FOF Index comprised in whole or in part of the shares of both Unaffiliated FOF Portfolio Funds and Affiliated FOF Portfolio Funds. Each FOF Portfolio Fund held by an Index Fund of Funds is, or will be, in turn, based upon its own stated underlying index and will hold equity and/or fixed income securities issued by domestic and/or foreign issuers that are the individual components of such index. Each Index Fund of Funds must invest some or all of its assets in shares issued by the FOF Portfolio Funds that comprise its relevant Underlying FOF Index, thereby becoming subject to the limitations imposed by Section 12(d)(1) of the Act (discussed below).

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2.	Active Funds of Funds

A Fund of Funds that is an active Fund (“Active Fund of Funds”) will invest some or all of its assets in shares issued by FOF Portfolio Funds selected by IndexIQ Advisors to achieve such Fund’s objectives and implement its strategies without reference to any Underlying FOF Index, and will hold equity and/or fixed income securities issued by domestic and/or foreign issuers. Therefore, each Active Fund of Funds holding shares issued by Unaffiliated FOF Portfolio Funds and/or Affiliated FOF Portfolio Funds also will become subject to the same Section 12(d)(1) limitations affecting Index Fund of Funds.

3.	Applicants Seek Exemption To Operate Certain Funds As Fund of Funds In Excess Of The Limits Imposed By Section 12(d)(1) of the Act.

Each Fund is structured as an ETF that either seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of an underlying index (each, an “Underlying Index”) or is “actively managed” and does not seek to replicate the performance of an Underlying Index. Certain Funds are structured as “funds of funds,” as they invest a significant portion or all of their assets in the securities of investment companies. Because certain Funds invest in the shares of the FOF Portfolio Funds, they are subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies.

Historically, the Funds have been able to purchase FOF Portfolio Funds in compliance with Section 12(d)(1). Those Funds which invest in FOF Portfolio Funds in excess of the limitations specified in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act generally have been able to rely on Section 12(d)(1)(F) for purposes of investing in Unaffiliated FOF Portfolio Funds. As the number of Funds has grown, however, and because each Fund must aggregate its holdings

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with those of affiliated persons of the Fund for purposes of compliance with Section 12(d)(1)(F)(i) (which limits aggregate holdings to not more than three percent of an Underlying Fund’s outstanding stock), compliance with Section 12(d)(1) has become more difficult. The restrictions of Section 12(d)(1), coupled with the increasing difficulty in complying with Section 12(d)(1)(F) due to growth in the number of Funds, could adversely affect the ability of Funds to fully replicate their benchmark indices or otherwise inhibit the ability of a Fund to engage in investment strategies consistent with the Fund’s objective. In view of the foregoing, Applicants are seeking exemptive relief from Section 12(d)(1) as specified herein. Applicants accordingly seek relief from the provisions of Section 12(d)(1) of the Act as set forth in Section IV below.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS FOR RELIEF REQUESTED IN THIS APPLICATION
A.	Section 12(d)(1) Relief
1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;
•	the exercise of undue influence or control over the underlying funds; and
•	the complexity of such arrangements.[7]

7 See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (“ PPI Report”).

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Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

2.	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of

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the Act from the limitations of Sections 12(d)(1)(A),(B) and (C) of the Act to the extent necessary to permit: (i) the Funds of Funds to acquire shares of FOF Portfolio Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act and (ii) the FOF Portfolio Funds, their principal underwriters and any Broker to sell shares of such Unaffiliated FOF Portfolio Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C) of the Act. Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by any Fund of Funds or its affiliated persons over the FOF Portfolio Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated FOF Portfolio Funds, because they are part of the same group of investment companies, nor does it arise with respect to Unaffiliated FOF Portfolio Funds, each will operate independently as determined by its own Board (as defined below) and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the FOF Portfolio Funds with any purpose, or with the effect of, changing or influencing the control of such FOF Portfolio Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the FOF Portfolio Funds.8

8 Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by a closed-end fund.

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Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated FOF Portfolio Fund, Applicants propose Condition 1 so that :

•	IndexIQ Advisors and any person controlling, controlled by or under common control with IndexIQ Advisors, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by IndexIQ Advisors or any person controlling, controlled by or under common control with the IndexIQ Advisors (collectively, “Group”) will not control (individually or in the aggregate) any Unaffiliated FOF Portfolio Fund within the meaning of Section 2(a)(9) of the Act, and
•	any Sub-Advisors to a Fund of Funds and any person controlling, controlled by or under common control with the Sub-Advisors, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Advisors or any person controlling, controlled by or under common control with the Sub-Advisors (collectively, “Sub-Advisors Group”) will not control (individually or in the aggregate) any Unaffiliated FOF Portfolio Fund within the meaning of Section 2(a)(9) of the Act.

Also, Applicants have addressed the concern that Unaffiliated FOF Portfolio Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end

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fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances. As the Commission observed in the PPI Report, “although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.9

Therefore, proposed Condition 1 will require, with respect to any Fund of Fund’s investments in an Unaffiliated FOF Portfolio Closed-End Investment Company, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act to vote its shares of such Unaffiliated FOF Portfolio Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group to vote its shares of such Unaffiliated FOF Portfolio Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated FOF Portfolio Closed-End Investment Company’s shares. Further, if, as a result of a decrease in the outstanding voting securities of an Unaffiliated FOF Portfolio Fund, the Group or the Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated FOF Portfolio Fund, it will vote its shares of such Unaffiliated FOF Portfolio Fund in the same proportion as the vote of all other holders of such Unaffiliated FOF Portfolio Fund’s shares. This condition will not apply to the Sub-Advisor Group with respect to an Unaffiliated FOF Portfolio Fund for which the Sub-Advisor or a person controlling, controlled by or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated FOF

9 PPI Report at 324.

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Portfolio Investment Company) or as the sponsor (in the case of an Unaffiliated FOF Portfolio UIT). Applicants believe that proposed Condition 1 protects Unaffiliated FOF Portfolio Closed-End Investment Companies from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated FOF Portfolio Fund, Applicants propose Condition 2 which precludes a Fund of Funds or IndexIQ Advisors, any Sub-Advisor, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated FOF Portfolio Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated FOF Portfolio Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated FOF Portfolio Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated FOF Portfolio Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated FOF Portfolio Fund or an Unaffiliated FOF Portfolio Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Applicants propose Condition 3 which requires that, prior to investing in Unaffiliated FOF Portfolio Funds, the Board of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will adopt procedures reasonably designed to ensure that IndexIQ Advisors and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking

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into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated FOF Portfolio Fund or an Unaffiliated FOF Portfolio Fund Affiliate in connection with any services or transactions. Further, proposed Condition 4 provides that once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Portfolio Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated FOF Portfolio Fund, including a majority of its Independent Trustees, will determine that any consideration paid by the Unaffiliated FOF Portfolio Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated FOF Portfolio Investment Company; (b) is within the range of consideration that the Unaffiliated FOF Portfolio Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated FOF Portfolio Investment Company and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

In addition, Applicants have addressed concerns regarding undue influence and conflicts of interest by proposing Condition 5 which provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated FOF Portfolio Investment Company, or sponsor of, an Unaffiliated FOF Portfolio UIT) will cause an Unaffiliated FOF Portfolio Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-

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adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated FOF Portfolio Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Furthermore, Applicants have proposed Condition 6 which requires that, prior to an investment by a Fund of Funds in the securities of an Unaffiliated FOF Portfolio Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated FOF Portfolio Investment Company, including a majority of its Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated FOF Portfolio Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in such Unaffiliated FOF Portfolio Investment Company. The Board of the Unaffiliated FOF Portfolio Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated FOF Portfolio Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated FOF

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Portfolio Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Also, proposed Condition 7 requires that the Unaffiliated FOF Portfolio Investment Company will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated FOF Portfolio Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Portfolio Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated FOF Portfolio Investment Company were made.

To further ensure that an Unaffiliated FOF Portfolio Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the Requested Relief, proposed Condition 8 requires, prior to its investment in the shares of an Unaffiliated FOF Portfolio Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, that a Fund of Funds and the Unaffiliated FOF Portfolio Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand

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the terms and conditions of the order and agree to fulfill their responsibilities under the order (“FOF Participation Agreement”). At the time of its investment in shares of an Unaffiliated FOF Portfolio Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated FOF Portfolio Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated FOF Portfolio Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated FOF Portfolio Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated FOF Portfolio Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated FOF Portfolio Investment Company (other than an ETF or closed-end fund whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.10

4.	No Excessive Layering of Fees

Applicants submit that the funds of funds structure as described herein will not result in excessive layering of fees. Based on the proposed structure, Applicants do not believe that the funds of funds arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the FOF Portfolio Funds

10 An Unaffiliated FOF Portfolio Fund, including an Unaffiliated FOF Portfolio ETF or an Unaffiliated FOF Portfolio Closed -End Investment Company, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated FOF Portfolio Fund (including an Unaffiliated FOF Portfolio ETF or Unaffiliated FOF Portfolio Closed -End Investment Company) could terminate a FOF Participation Agreement with the Fund of Funds. The terms of the FOF Participation Agreement will specify that the obligations of the Unaffiliated FOF Portfolio Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the FOF Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated FOF Portfolio Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

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may pay advisory fees to their respective adviser. In addition, the FOF Portfolio Funds will pay fees to their respective service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). FOF Portfolio Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Applicants acknowledge that the Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Unaffiliated FOF Portfolio Fund fees and expenses.

Applicants observe that each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the FOF Portfolio Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

However, to ensure that the investment advisory or management fees are not duplicative, Applicants propose Condition 9, which requires that prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of its Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any FOF Portfolio Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

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In addition, in accordance with proposed Condition 10, IndexIQ Advisors will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated FOF Portfolio Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated FOF Portfolio Fund by IndexIQ Advisors, or an affiliated person of IndexIQ Advisors, other than any advisory fees paid to IndexIQ Advisors or an affiliated person of IndexIQ Advisors by the Unaffiliated FOF Portfolio Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated FOF Portfolio Fund. Any Sub-Advisor for a Fund of Funds will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub- Advisor or an affiliated person of the Sub-Advisor from an Unaffiliated FOF Portfolio Fund, other than any advisory fees paid to the Sub-Advisor received or an affiliated person by the Unaffiliated FOF Portfolio Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated FOF Portfolio Fund made at the direction of the Sub-Advisor. In the event that the Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

Applicants also propose Condition 11, so that, with respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”)11. In this regard, Applicants note that, with respect to ETFs and closed-end funds, shares of ETFs and closed- end funds generally are purchased in the secondary market without sales loads (although a Fund of Funds may incur customary brokerage commissions) and closed-end funds and most ETFs do not pay 12b-1 fees.

11 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

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Accordingly, there should be no concern of layering of sales loads and 12b-1 fees with regard to an Unaffiliated FOF Portfolio ETF or an Unaffiliated FOF Portfolio Closed-End Investment Company.

5.	Structure is not Overly Complex

Applicants assert that the proposed arrangement will not create an overly complex fund structure that would confuse investors, because no FOF Portfolio Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such FOF Portfolio Fund (a) acquires such securities in compliance with Section 12(d)(1)(E ) of the Act and either is an Affiliated FOF Portfolio Fund or is in the same group of investment companies as its corresponding master fund, (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such FOF Portfolio Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Furthermore, Applicants submit that the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in a Fund of Funds holding FOF Portfolio Funds.

In the case of those FOF Portfolio Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund

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of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure, because the master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in a FOF Portfolio Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an FOF Portfolio Fund that does not use a master-feeder arrangement (i.e., a FOF Portfolio Fund that invests directly in portfolio securities).

B.	Section 17(a) Relief
1.	Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit the purchases, sales and redemptions by the Funds of Funds of the shares issued by FOF Portfolio Funds, as well as the purchases, sales and redemptions by such FOF Portfolio Funds of their shares in transactions with the Funds of Funds, as described in clauses (1) through (4) in Section I.A. above.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An "affiliated person" of another person is defined in Section 2(a)(3) of the Act as:

(3) “Affiliated person of another person means (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

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The sale of shares by the FOF Portfolio Open-End Investment Companies and FOF Portfolio UITs to the Funds of Funds and the purchase of those shares from the Funds of Funds by the FOF Portfolio Open-End Investment Companies and FOF Portfolio UITs (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the Act.12 For example, because IndexIQ Advisors serves as investment adviser to the Funds of Funds and to the Affiliated FOF Portfolio Funds, the Funds of Funds and the Affiliated FOF Portfolio Funds may be deemed to be under the common control of IndexIQ Advisors and therefore affiliated persons of one another. The Funds of Funds and any Unaffiliated FOF Portfolio Open-End Investment Company may also be deemed to be affiliated persons of one another if a Fund of Funds owned 5% or more of one or more of such Unaffiliated FOF Portfolio Open-End Investment Company’s outstanding voting securities. Also, the sale of shares by Unaffiliated FOF Portfolio Funds to the Fund of Funds and the redemption of the shares of Unaffiliated FOF Portfolio Funds by the Fund of Funds may be deemed to violate Section 17(a) of the Act. Similarly, the participation by the Fund of Funds in a follow-on offering of any Unaffiliated FOF Portfolio Closed-End Investment Company may be deemed to violate Section 17(a) of the Act.13

2.	Request for an Order of Exemption Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) of the Act if the Commission

12 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of a FOF Portfolio Fund or (b) an affiliated person of a FOF Portfolio Fund, or an affiliated person of such person, for the sale by the FOF Portfolio Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

13 Further, Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Unaffiliated FOF Portfolio ETF or Unaffiliated FOF Portfolio Closed -End Investment Company, regardless of whether the Fund of Funds and such Unaffiliated FOF Portfolio ETF or Unaffiliated FOF Portfolio Investment Company may be deemed to be affiliated persons.

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finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

(c) The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants request for relief to permit sales by Unaffiliated FOF Portfolio Open-End Investment Companies and Affiliated FOF Portfolio Open-End Investment Companies to a Fund of Funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by an Unaffiliated FOF Portfolio Open-End Investment Company and an Affiliated FOF Portfolio Open-End Investment Company, an Unaffiliated FOF Portfolio Closed-End Investment Company and an Affiliated Closed-End Investment Company, an Affiliated FOF Portfolio ETF and an Unaffiliated FOF Portfolio ETF, to a Fund of Funds. In all such contexts, Applicants submit that the principal policy concern is the potential for overreaching of the Affiliated FOF Portfolio Fund by the Fund of Funds. As stated above, there is only one type of sales transaction by an Unaffiliated FOF Portfolio Closed-End Investment Company or Affiliated Closed-End Investment Company that would require relief from Section 17(a) — namely, an underwritten initial or follow-on offering made by such Unaffiliated FOF Portfolio

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Closed-End Investment Company or Affiliated FOF Portfolio Closed-End Investment Company. In such a transaction, the Unaffiliated FOF Portfolio Closed-End Investment Company or Affiliated FOF Portfolio Closed-End Investment Company’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by Unaffiliated FOF Portfolio Closed-End Investment Companies or Affiliated FOF Portfolio Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Unaffiliated FOF Portfolio Open-End Investment Companies and/or Affiliated FOF Portfolio Open-End Investment Companies to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants note that the Commission has issued the ETF Funds of Funds Orders on applications for relief virtually identical to that requested by the Applicants relating to relief from the provisions of Section 17(a) of the Act. Applicants believe that the proposed transactions described in this Application are the same as those stated in the applications for the ETF Funds of Funds Orders, and that, similarly, satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which any FOF Portfolio Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act. Finally, Applicants submit that the proposed transactions will be consistent with the policies of each Fund of Funds and each FOF Portfolio Fund and with the general purposes of the Act.14 The investment by a Fund

14 Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated FOF Portfolio ETF, an Affiliated FOF Portfolio ETF, an Unaffiliated FOF Portfolio Closed -End Investment Company or an Affiliated FOF Portfolio Closed -End Investment Company through secondary market transactions rather than through principal transactions with such Unaffiliated FOF Portfolio ETF, Affiliated FOF Portfolio ETF, Unaffiliated FOF Portfolio Closed -End Investment Company, or Affiliated FOF Portfolio Closed -End Investment Company. Applicants nevertheless request relief from Sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Unaffiliated FOF Portfolio ETF or an Affiliated FOF Portfolio ETF or Unaffiliated FOF Portfolio Closed -End Investment Company or an Affiliated Closed -End Investment Company to purchase and redeem shares from such Unaffiliated FOF Portfolio ETF or an Affiliated FOF Portfolio ETF and to purchase shares from such Unaffiliated FOF Portfolio Closed -End Investment Company or an Affiliated Closed -End Investment Company. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an Unaffiliated FOF Portfolio ETF or an Affiliated FOF Portfolio ETF or Unaffiliated FOF Portfolio Closed -End Investment Company or an Affiliated Closed -End Investment Company could be deemed to be an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to any such Unaffiliated FOF Portfolio Closed -End Investment Company or an Affiliated Closed -End Investment Company is also an investment adviser to the Fund of Funds.

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of Funds in shares of each type of FOF Portfolio Fund and the issuance of shares of each type of FOF Portfolio Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and such FOF Portfolio Funds, respectively.

C.	Rule 12d1-2 Relief
1.	Explanation of Rule 12d1-2

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1)(G) of the Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or a registered UIT (referred to in this paragraph as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (referred to in this paragraph as the “acquiring company”), if (a) the acquired company and the acquiring company are part of the same group of investment companies, (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring

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company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the 1934 Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.15 15 Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the Act. For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the Act.16 The Commission noted in the Rule 12d1-2 Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section

15 See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (“Rule 12d1-2 Adopting Release”).

16 See id . at 17, n.58.

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12(d)(1)(G) was intended to address.”17 The adoption of Rule 12d1-2 also reflects the Commission's response to Congress' expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”18

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended. It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	Basis for Rule 12d1-2 Relief

Applicants submit that the opportunity to invest in Other Investments will provide a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective. A Section 12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, a Section 12(d)(1)(G) Fund of Funds' Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds' investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services

17 Id. at 17-18.

18 See also, In the Matter of MetLife Investors USA Insurance Company, et al ., Investment Company Act Release Nos. 27028 (Aug. 11, 2005) (notice) and 27059 (Sept. 7, 2005) (order).

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provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) thereunder to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments. The Applicants state that the proposed arrangement would comply with Rule 12d1-2(a) under the Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments. As indicated in Section IV.A.(1) above, Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, including the following: (1) duplicative costs; (2) the exercise of undue influence or control over the underlying funds; and (3) the complexity of such arrangements. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, Applicants submit that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in

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Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C). Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.

Applicants note that the Commission recently issued the Global X Order and the First Trust Order on applications for relief virtually identical to that requested by the Applicants relating to relief from the provisions of Rule 12d1-2. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As stated below, the Commission has already granted to a number of other applicants relief similar to the relief from Rule 12d1-2 requested in this Application.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION
A.	Investments in FOF Portfolio Funds by Funds of Funds

The Commission has granted exemptive orders to certain ETF groups and mutual fund complexes to establish funds of funds arrangements with both affiliated and unaffiliated open-end investment companies. Also, Applicants note that recently the Commission has issued an order to several ETFs on applications for relief virtually identical to that requested by the Applicants relating to investments in closed-end investment companies. See, In the Matter of Global X Funds, et al., Investment Company Act Release Nos. 30426 ( March 14, 2013) (notice) and 30454 (April 9, 2013) (order) (together, “Global X Order”); First Trust Exchange-Traded Fund et al., Investment Company Act Release Nos. 30345 (January 8, 2013) (notice) and 30377 (February 5, 2013) (order) (together, “First Trust Order”); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 30222 (September 26, 2012) (notice) and

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30238 (October 23, 2012) (order) (together, “PowerShares Order”) and In the Matter of Van Eck VIP Trust et al., Investment Company Act Release Nos. 30063 (May 12, 2012) (notice) and 30096 (June 5, 2012) (order) amending a prior order In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order) (together, “Van Eck Order” ) (collectively, “ETF Funds of Funds Orders”). In addition, Applicants note that the Commission recently issued the Global X Order and the First Trust Order with respect to applications for relief from Rule 12d1-2 that are virtually identical to that requested by Applicants.

VI.	CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C), (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (iii) pursuant to Section 6(c) of the Act for an exemption from the provisions of Rule 12d1-2 .

VII.	APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested Funds of Funds Relief shall be subject to the following conditions:

1.	The members of the Group will not control (individually or in the aggregate) an Unaffiliated FOF Portfolio Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Advisor Group will not control (individually or in the aggregate) an Unaffiliated FOF Portfolio Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated FOF
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Portfolio Closed-End Investment Company, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated FOF Portfolio Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group will vote its shares of the Unaffiliated FOF Portfolio Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated FOF Portfolio Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated FOF Portfolio Fund, the Group or a Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated FOF Portfolio Fund, then the Group or the Sub-Advisor Group will vote its shares of the Unaffiliated FOF Portfolio Fund in the same proportion as the vote of all other holders of the Unaffiliated FOF Portfolio Fund’s shares. This condition will not apply to a Sub-Advisor Group with respect to an Unaffiliated FOF Portfolio Fund for which the Sub-Advisor or a person controlling, controlled by, or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated FOF Portfolio Investment Company) or as the sponsor (in the case of an Unaffiliated FOF Portfolio UIT).
2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated FOF Portfolio Fund to influence the terms of any services or transactions between the Fund of Funds or a
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Fund of Funds Affiliate and the Unaffiliated FOF Portfolio Fund or an Unaffiliated FOF Portfolio Fund Affiliate.
3.	The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that IndexIQ Advisors and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated FOF Portfolio Fund or an Unaffiliated FOF Portfolio Fund Affiliate in connection with any services or transactions.
4.	Once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Portfolio Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated FOF Portfolio Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated FOF Portfolio Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated FOF Portfolio Investment Company; (b) is within the range of consideration that the Unaffiliated FOF Portfolio Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated FOF Portfolio Investment Company and
33

its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated FOF Portfolio Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated FOF Portfolio Fund to purchase a security in any Affiliated Underwriting.
6.	The Board of an Unaffiliated FOF Portfolio Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated FOF Portfolio Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated FOF Portfolio Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated FOF Portfolio Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated FOF Portfolio Investment Company. The Board of the Unaffiliated FOF Portfolio Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated FOF Portfolio Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market

34

index; and (c) whether the amount of securities purchased by the Unaffiliated FOF Portfolio Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated FOF Portfolio Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.	Each Unaffiliated FOF Portfolio Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated FOF Portfolio Investment Company exceeds thelimit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated FOF Portfolio Investment Company were made.
8.	Prior to its investment in shares of an Unaffiliated FOF Portfolio Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated FOF Portfolio Investment Company will
35

execute a FOF Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated FOF Portfolio Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated FOF Portfolio Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated FOF Portfolio Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated FOF Portfolio Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated FOF Portfolio Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
9.	Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Unaffiliated FOF Portfolio Investment Company in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.
36

10.	IndexIQ Advisors will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated FOF Portfolio Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated FOF Portfolio Fund by IndexIQ Advisors, or an affiliated person of IndexIQ Advisors, other than any advisory fees paid to IndexIQ Advisors or its affiliated person by the Unaffiliated FOF Portfolio Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated FOF Portfolio Fund. Any Sub-Advisor will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Advisor, or an affiliated person of the Sub- Advisor, from an Unaffiliated FOF Portfolio Fund, other than any advisory fees paid to the Sub-Advisor or its affiliated person by the Unaffiliated FOF Portfolio Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated FOF Portfolio Fund made at the direction of the Sub-Advisor. In the event that the Sub- Advisors waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.
12.	No FOF Portfolio Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such FOF
37

Portfolio Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is either an Affiliated FOF Portfolio Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such FOF Portfolio Fund to (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

In addition, Applicants agree that the order granting the requested relief to permit Section 12(d)(1)(G) Funds of Funds to invest in Other Investments shall be subject to the following condition:

13.	Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.
VIII.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

IX.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this

38

Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

X.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

IndexIQ ETF Trust

IndexIQ Active ETF Trust

IndexIQ Advisors LLC

c/o David Fogel

800 Westchester Avenue, Suite N-611

Rye Brook, NY 10573

ALPS Distributors, Inc.

c/o Thomas A. Carter

1290 Broadway, Suite 1100

Denver, Colorado 80203

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

39

AUTHORIZATION

INDEXIQ ETF TRUST

In accordance with Rule 0-2(c) under the Act, Adam S. Patti in his capacity as President the IndexIQ ETF Trust of (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Adam S. Patti
President

September 17, 2013

AUTHORIZATION

INDEXIQ ACTIVE ETF TRUST

In accordance with Rule 0-2(c) under the Act, Adam S. Patti his capacity as President of the IndexIQ Active ETF Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of the Trust.

/s/ Adam S. Patti
President

September 17, 2013

AUTHORIZATION

INDEXIQ ADVISORS LLC

§In accordance with Rule 0-2(c) under the Act, Adam S. Patti in his capacity as Chief Executive Officer of IndexIQ Advisors LLC (the “Advisor”), states that all actions necessary to authorize the execution and filing of this application by IndexIQ Advisors LLC (“IndexIQ”) have been taken, and that as Chief Executive Officer thereof, he is authorized to execute and file the same on behalf of IndexIQ.

/s/ Adam S. Patti
Chief Executive Officer

September 17, 2013

AUTHORIZATION

ALPS DISTRIBUTORS INC.

In accordance with Rule 0-2(c) under the Act, Thomas A. Carter in his capacity as Director and President of ALPS Distributors Inc. (“ALPS”), states that all actions necessary to authorize the execution and filing of this application by ALPS have been taken, and that as Director and President thereof, he is authorized to execute and file the same on behalf of ALPS.

/s/ Thomas A. Carter
Director and President

September 17, 2013

VERIFICATION

INDEXIQ ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of IndexIQ ETF Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Adam S. Patti
President

September 17, 2013

VERIFICATION

INDEXIQ ACTIVE ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of, IndexIQ Active ETF Trust, that he is the President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Adam S. Patti
President

September 17, 2013

VERIFICATION

INDEXIQ ADVISORS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of, IndexIQ Advisors LLC, that he is the Chief Executive Officer of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

//s/ Adam S. Patti
Chief Executive Officer

September 17, 2013

VERIFICATION

ALPS DISTRIBUTORS INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of, ALPS Distributors Inc., that he is a Director and President of such entity and as such is authorized to sign this application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Director and President

September 17, 2013